

June 14, 2013

Via E-mail
David Watkinson
Chief Executive Officer
EMGOLD Mining Corporation
789 West Pender Street, Suite 1010
Vancouver, British Columbia
Canada V6H 1H2

> **Re:** **EMGOLD Mining Corporation**
> **Form 20-F for the Year Ended December 31, 2012**
> **Filed May 17, 2013**
> **File No. 000-51411**

Dear Mr. Watkinson:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F for the Year Ended December 31, 2012

Exhibit 99.1

Independent Auditors' Report

1. Please amend your filing to include an audit opinion that refers to and opines on International Financial Reporting Standards <u>as issued by the International Accounting Standards Board</u> or include a reconciliation to US GAAP. Refer to Item 17(c) of Form 20-F.

2. We note your auditor makes a reference to an "unmodified opinion" issued by another auditor on your financial statements for the year ended December 31, 2011. Please ask

your auditor to revise its opinion and make a reference to an "unqualified opinion" issued by another auditor on your financial statements for the year ended December 31, 2011.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Suying Li at (202) 551-3335 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining